This Statement confirms that the undersigned, Andrew N. Peterson, has authorized and designated Maryon Gray and Charles Brissman, and each of them, to execute and file on the undersigned's behalf all Forms 3, 4, and 5 (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of Oil-Dri Corporation of America. The authority of Maryon Gray and Charles Brissman under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4, and 5 with regard to ownership of or transactions in securities of Oil-Dri
Corporation of America, unless earlier revoked in writing. The undersigned acknowledges that Maryon Gray and Charles Brissman are not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

s/ Andrew N. Peterson
October 8, 2004